UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2023

Murphy Canyon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41245	87-3272543
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4995 Murphy Canyon Road, Suite 300 San Diego, California	92123
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 760-471-8536

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	MURFU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	MURF	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	MURFW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously reported by Murphy Canyon Acquisition Corp., a Delaware corporation (the “Company”), on Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2022, November 14, 2022, January 30, 2023 and May 11, 2023, the Company entered into an Agreement and Plan of Merger, dated as of November 8, 2022, as amended on January 27, 2023 and May 11, 2023 (as amended, the “Merger Agreement”), with Conduit Merger Sub, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Merger Sub”), and Conduit Pharmaceuticals Limited, a Cayman Islands exempted company (“Conduit”), pursuant to which, among other matters, subject to the terms and conditions therein, the Company intends to consummate its initial business combination with Conduit (the “Business Combination”). The Company following the Business Combination is referred to herein as “New Conduit.”

In connection with the transactions contemplated by the Merger Agreement, on September 13, 2023, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Nirland Limited, a Guernsey company (the “Private Placement Investor”), which is in lieu of, and on substantially similar terms as, the previously entered into private placement for $27 million. Pursuant to the Subscription Agreement, the Private Placement Investor has agreed to purchase $20 million (the “Private Placement”) units of the Company (the “Units”), with each Unit consisting of (i) one share of the Company’s common stock and (ii) one warrant to purchase one share of the Company’s common stock (each, a “Warrant”), for a purchase price of $10.00 per Unit (the “Purchase Price”) in the Private Placement. The Subscription Agreement contains registration rights, pursuant to which within fifteen (15) business days after the closing of the Private Placement, the Company will use reasonable best efforts to file with the SEC a registration statement registering the resale of shares of common stock included in the Units and the shares of common stock issued and issuable upon exercise of the Warrants. The closing of the Private Placement is conditioned on there not being a suspension of the qualification of common stock for offering or sale or trading in any jurisdiction, or the initiation or threatening of any material legal proceeding, no legal prohibitions to consummate the Business Combination, and all conditions precedent to the closing of the Business Combination set forth in the Merger Agreement having been satisfied or waived.

The Warrant will be exercisable for a period of five years after the completion of the Business Combination and will have an exercise price of $11.50 per share, subject to adjustment as set forth in the Warrant for stock splits, stock dividends, recapitalizations and similar customary adjustments. The Private Placement Investor may exercise each Warrant on a cashless basis if the shares of common stock underlying the Warrants are not then registered pursuant to an effective registration statement. The Private Placement Investor has contractually agreed to restrict its ability to exercise the Warrants such that the number of shares of the common stock held by the Private Placement Investor and its affiliates after such exercise does not exceed the beneficial ownership limitation set forth in the Warrant which may not exceed 4.99% of then issued and outstanding shares of the Company’s common stock.

On September 13, 2023, St George Street Capital (“St George Street”), an existing holder of Conduit’s ordinary shares, sold 78 of the ordinary shares of Conduit held by it to the Private Placement Investor in a transaction unrelated to the Private Placement. As a result, St George Street is anticipated to hold approximately 4,749,313 shares of New Conduit common stock following the Business Combination, which is anticipated to be approximately 7.3% of the issued and outstanding shares of common stock of New Conduit.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.1 to this Form 8-K, and the terms of which are incorporated herein by reference.

In connection with the closing of the Business Combination, the Company intends to enter into a termination agreement with Prospect Science Ventures Limited with respect to the subscription agreement that Prospect Science Ventures Limited had previously entered into with the Company on November 8, 2023 and amended on January 27, 2023. Accordingly, the aggregate amount of the Private Placement that is expected to close concurrently with the Business Combination will be $20 million (instead of the previously disclosed $27 million).

Item 8.01. Other Events.

Supplement to Proxy Statement/Prospectus

The Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a prospectus dated August 11, 2023, which, as amended and supplemented to date, forms a part of the Registration Statement of the Company on Form S-4 (the “Registration Statement”) relating to the offering of securities of the Company to shareholders of Conduit in connection with the Business Combination.

This supplemental information should be read in conjunction with the definitive proxy statement/prospectus and all amendments and supplements thereto, which should be read in their entirety. Page references in the below disclosures are to pages in the definitive proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the definitive proxy statement/prospectus. To the extent the following information differs from or conflicts with the information contained in the definitive proxy statement/prospectus, the information set forth below shall be deemed to supersede the respective information in the definitive proxy statement/prospectus.

In the Amended and Restated Notice of Special Meeting of Stockholders at proposal 6:

“Prospect Science Ventures Limited (the “Private Placement Investor”)” shall be replaced with “Private Placement Investor”.

The definition of “Private Placement Investor” on page 3 of the definitive proxy statement/prospectus is hereby amended and restated as follows:

“Private Placement Investor” means Nirland Limited, a Guernsey company.

The sixth full paragraph on page 128 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

“If the Nasdaq proposal is adopted, up to 69,000,000 shares of New Conduit common stock, (including up to 2,000,000 shares of New Conduit common stock issuable upon exercise of warrants) may be issued pursuant to the terms of the Merger Agreement and the Subscription Agreement, which would result in significant dilution to MURF’s stockholders, and would afford stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of MURF after the closing of the Business Combination.”

Proforma Impact on Reduced Private Placement Amount

If the revision to the Private Placement amount from $27 million to $20 million had been reflected in the Prospectus dated August 11, 2023, the impact on the Assuming No Redemption Scenario and the Assuming Maximum Redemption Scenario in the unaudited pro forma condensed combined financial information would have been as follows:

●	cash and cash equivalents would have been reduced by $7.0 million (in both redemption scenarios),
●	additional paid-in-capital would have been reduced by $6.9 million (in both redemption scenarios),
●	the derivative warrant liability would have been reduced by $0.1 million (in both redemption scenarios),
●	the number of shares of New Conduit common stock assumed issued and outstanding would have been reduced from:

○	75.2 million to 74.5 million in the Assuming No Redemption Scenario, and
○	73.1 million to 72.4 million in the Assuming Maximum Redemption Scenario.

As a result of the revised Private Placement amount, New Conduit will continue to initiate its clinical trial programs following the Business Combination and may look to raise additional capital at such time as required to fund certain trials where necessary.

Additional Risks Related to the Business Combination

The Company is not currently aware of any litigation relating to Merger Agreement or the Business Combination. However, any litigation relating to the closing of the Business Combination could have a material adverse effect on New Conduit’s securities.

In August 2023, Conduit received a letter from Strand Hanson Limited (“Strand”) claiming it was owed advisory fees pursuant to a previously executed letter. Conduit rejected and disputes the substance of the letter in full. Following such rejection, on September 7, 2023, Strand filed a claim in the Business and Property Courts of England and Wales claiming it is entitled to be paid by Conduit the sum of $2 million and, in the event the Business Combination is completed, to be issued 6.5 million shares of common stock. New Conduit intends to vigorously defend against these claims. Regardless of its outcome, the litigation may impact the Company’s or New Conduit’s business due to, among other things, defense legal cost and the diversion of the attention of New Conduit’s management.

Change in Meeting Date and Redemption Date

On September 7, 2023, the Company issued a press release announcing that its special meeting of shareholders (the “Meeting”), which was originally scheduled for September 7, 2023, and subsequently moved to September 13, 2023, has been further postponed to 10:00 a.m., Eastern Time, on Wednesday, September 20, 2023. At the Meeting, stockholders of the Company will be asked to vote on proposals to approve, among other things, the Business Combination which was previously announced on November 8, 2022.

As a result of this change, the Meeting will now be held at 10:00 a.m., Eastern Time, on Wednesday, September 20, 2023. The Company’s stockholders can attend, vote and examine the list of the Company’s stockholders entitled to vote at the live webcast of the Meeting by visiting www.proxyvote.com before the meeting or www.virtualshareholdermeeting.com/MURF2023SM2 during the Meeting and entering the control number found on their proxy card, voting instruction form, or notice they previously received. The Meeting will be held in a virtual meeting format only. Stockholders will not be able to attend the Meeting physically.

Also, as a result of this change, Murphy Canyon has further extended the deadline for holders of its common stock to submit their publicly held shares for redemption in connection with the Business Combination to 5:00 p.m., Eastern Time, on Monday, September 18, 2023. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the Meeting by requesting the Company’s transfer agent, Vstock Transfer, LLC, to return such shares.

Important Information for Investors and Stockholders and Where to Find It

In connection with the transactions described herein, the Company filed its Registration Statement on Form S-4 that includes a proxy statement with respect to the stockholder meeting of the Company and a prospectus with respect to securities of the combined company. The proxy statement/prospectus was sent to all of the Company’s stockholders. The Company has also filed a prospectus supplement amending the proxy statement/prospectus that was sent to all of the Company’s stockholders. The Company has filed and will also file other documents regarding the proposed Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITIES HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

Investors and securities holders are able to obtain free copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at https://murphycanyonac.com or by written request to info@murphycanyonac.com. Additional information about the Business Combination, including a copy of the Merger Agreement by and among the Company, Conduit and Merger Sub, and investor presentations, were provided in Current Reports on Form 8-K filed by the Company with the SEC which can be accessed at www.sec.gov as well as online at https://murphycanyonac.com.

Participants in Solicitation

The Company, Conduit, and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the Company’s directors and officers in the Company’s filings with the SEC, including the Company’s initial public offering prospectus, which was filed with the SEC on February 2, 2022, the Company’s subsequent quarterly reports on Form 10-Q, annual reports on Form 10-K and the Registration Statement. To the extent that holdings of the Company’s securities by the Company’s insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the business combination are included in the proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company or Conduit, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Form 8-K, exhibit hereto and information incorporated by reference herein, contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between the Company and Conduit. All statements other than statements of historical facts contained in this Form 8-K, exhibit hereto and information incorporated by reference herein, including statements regarding the Company’s or Conduit’s future results of operations and financial position, the amount of cash expected to be available to Conduit after the closing and giving effect to any redemptions by the Company’s stockholders, Conduit’s business strategy, prospective product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated product candidates, and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; the inability to obtain or maintain the listing of the Company’s common stock on Nasdaq following the Business Combination; the risk that the Business Combination disrupts current plans and operations of Conduit as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; the risks that Conduit’s product candidates in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the Company or Conduit may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by the Company. Moreover, Conduit operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s and Conduit’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. The Company and Conduit assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Conduit gives any assurance that either the Company or Conduit or the combined company will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Subscription Agreement
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2023	MURPHY CANYON ACQUISITION CORP.

	By:	/s/ Jack K. Heilbron
	Name:	Jack K. Heilbron
	Title:	Chief Executive Officer